SQN Asset Income Fund V, L.P.

100 Arboretum Drive, Suite 105

Portsmouth, New Hampshire 03801

(603) 294-1420

August 8, 2016

Via EDGAR Correspondence

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Acceleration of Effective Date
SQN Asset Income Fund V, L.P.
Form S-1/A (Amendment No. 2), Filed July 28, 2016
File No. 333-211626

Dear Madam:

SQN Asset Income Fund V, L.P., a Delaware limited partnership (the “Company”) hereby requests, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective on Thursday, August 11, 2016 at 11:00 a.m. Eastern Time, or as soon as practicable thereafter. The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●·	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify our legal counsel, John T. Bradley, Esq., by phone at (949) 622-2742 or by fax at (949) 622-2739 of the date and time that the Registration Statement has been declared effective.

Very truly yours,

SQN Asset Income Fund V, L.P.

By:	SQN AIF V GP, LLC
its General Partner

By:	/s/ MICHAEL MIROSHNIKOV
Michael Miroshnikov
President and Chief Compliance Officer

SQN SECURITIES, LLC

100 Arboretum Drive, Suite 105

Portsmouth, New Hampshire 03801

(603) 294-1420

August 8, 2016

Via EDGAR Correspondence

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Acceleration of Effective Date
SQN Asset Income Fund V, L.P.
Form S-1/A (Amendment No. 2), Filed July 28, 2016
File No. 333-211626

Dear Madam:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, the undersigned, as the underwriter in the above-referenced offering, hereby joins in the request of SQN Asset Income Fund V, L.P. for acceleration of the effectiveness of the above-referenced Registration Statement so that the Registration Statement will become effective on Thursday, August 11, 2016 at 11:00 a.m. Eastern Time, or as soon as practicable thereafter.

The Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. (“FINRA”) advised the undersigned on July 27, 2016 that it has reviewed the above-referenced proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

You may confirm this information by calling Joseph B. Son of FINRA at (240) 386-4623.

Very truly yours,

SQN SECURITIES, LLC

By:	/s/ MICHAEL C. PONTICELLO
Michael C. Ponticello
President